No ACT DC

PE 08/01/2012

Act: 1934
Section: 15d
Rule:
Public Availability: 8/8/2012

Received SEC

AUG 08 2012

Washington, DC 20549

August 8, 2012

[redacted]

12027643

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Central Virginia Bankshares, Inc.
Incoming letter dated August 1, 2012

Based on the facts presented, the Division will not object if Central Virginia Bankshares stops filing periodic and current reports under the Exchange Act after: (1) Central Virginia Bankshares has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g). In reaching this position, we note that Central Virginia Bankshares has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations in your letter, the Form 15 will indicate that the company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

August 8, 2012

Mail Stop 4561

Charles W. Kemp
Williams Mullen
200 South 10th Street, Suite 1600
P.O. Box 1320
Richmond, Virginia 23218-1320

Re: Central Virginia Bankshares, Inc.

Dear Mr. Kemp:

In regard to your letter of August 1, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WILLIAMS MULLEN

Direct Dial: 804.420.6583
ckemp@williamsmullen.com

August 1, 2012

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Central Virginia Bankshares, Inc. (File No. 000-24002)

Ladies and Gentlemen:

On behalf of Central Virginia Bankshares, Inc. (the "Company"), we request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in the Company's view that the updating of the Company's registration statements on Form S-3 (File Nos. 033-89602 and 333-157603) and Form S-8 (File Nos. 333-43462, 333-143165 and 333-143166) during the fiscal year ending December 31, 2012 will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the Company's common stock, par value $1.25 per share (the "Common Stock") and a warrant to purchase 263,542 shares of the Common Stock (the "Warrant"). The Company filed a Form 15 to terminate the registration of its Common Stock under Section 12(g)(4) of the Exchange Act on May 15, 2012 consistent with Staff guidance on the requirements of Title 6 of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), which termination will be effective on August 13, 2012 (the "First Form 15").[1] If the Staff grants the relief sought by this letter, the Company intends to file another Form 15 to suspend its obligations to file periodic and current reports under Section 15(d) of the Exchange Act (the "Second Form 15"). The Second Form 15 will indicate that the

[1] As discussed further below, Form 15 has not yet been updated to reflect the changes to Exchange Act Section 12(g)(4), as amended by the JOBS Act. Accordingly, the Company's First Form 15 included an explanatory note indicating that the Company is relying on Staff guidance to deregister pursuant to Section 12(g)(4) (as amended by the JOBS Act).

Company is suspending its Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i).[2]

Except as otherwise set forth herein, the information set forth in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

Subject to receiving the relief requested in this letter, the Company intends to cease filing reports under the Exchange Act upon the later of (i) the filing of the Second Form 15 to suspend the Company's Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i) and (ii) August 13, 2012, which is 90 days after the filing of the First Form 15 to terminate the registration of the Common Stock under Section 12(g). After that time, the Company will not voluntarily file with or provide to the Commission any reports under the Exchange Act.

Background

The Company was incorporated in Virginia on March 7, 1986, solely to acquire all of the issued and outstanding shares of Central Virginia Bank (the "Bank"). The Company is a bank holding company and parent of the Bank, which was incorporated in Virginia in 1972 and engages in a general community and commercial banking business in central Virginia. The Company's fiscal year ends on December 31 of each year.

On December 31, 1992, the Company filed a registration statement on Form S-18 pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Form S-18 was declared effective by the Commission on or about April 14, 1993, following which the Company began filing current and periodic reports in accordance with the Exchange Act. The Company filed a Form 8-A with the Commission on May 2, 1994 to register the Common Stock under Section 12(g) of the Exchange Act. The Common Stock began trading on the Nasdaq Stock Market ("Nasdaq") on April 14, 1993 and, when Nasdaq began operating as a national securities exchange in the second quarter of 2006, the Common Stock became registered under Section 12(b) of the Exchange Act.

On May 4, 2012, the Company filed a Form 25 to voluntarily delist and deregister the Common Stock under Section 12(b) of the Exchange Act. The Common Stock ceased trading on Nasdaq on May 11, 2012. The Common Stock currently is quoted on the OTC Bulletin Board under the symbol "CVBK." On May 15, 2012, the Company filed the First Form 15 with the

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[2] The Company's Form 15 will include an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

Commission to deregister the Common Stock pursuant to Section 12(g) of the Exchange Act, as amended by the JOBS Act. On that date, the Common Stock was held by approximately 745 shareholders of record. On July 31, 2012, the Common Stock was held by approximately 742 shareholders of record.

As of July 31, 2012, the following securities of the Company were outstanding:

- *Common Stock.* The Company has approximately 2,672,666 shares of Common Stock outstanding. Included in the outstanding Common Stock are shares of restricted stock held by the Company's officers (the "Restricted Stock"), of which 46,689 shares are currently outstanding. The Restricted Stock enjoys substantially similar rights and privileges with the Common Stock and does not constitute a separate class of securities. Restricted Stock is represented by certificates issued at the time of grant, carries voting and dividend rights, and is subject to vesting only as to transferability. For these reasons, the sale of Restricted Stock is deemed to have taken place upon issuance of the shares at the time of grant, and the Restricted Stock is considered outstanding Common Stock at that time. In March 2012, 9,379 shares of Restricted Stock vested, which, for the reasons above, were issued and sold in March 2011 and have been outstanding since that time.
- *Options and Warrant.* The Company has outstanding options to purchase 10,887 shares of Common Stock (the "Options") and the Warrant.
- *Preferred Stock.* The Company has a class of preferred stock authorized, pursuant to which 11,385 shares are issued and outstanding (the "Series A Preferred Stock"), all of which are held beneficially and of record by the United States Department of the Treasury ("Treasury"). The Series A Preferred Stock was privately placed pursuant to a transaction exempt from the registration pursuant to Section 4(2) of the Securities Act.
- *Trust Preferred Securities.* The Company also has outstanding trust preferred securities, consisting of $5.2 million in floating rate junior subordinated debentures due December 17, 2033 issued by the Company to Central Virginia Bankshares Statutory Trust I. These securities were issued pursuant to an Indenture, dated December 17, 2003 (the "Indenture"). Neither the Indenture nor any documents related thereto require the Company to submit, provide or file reports under the Exchange Act with the Commission or the Indenture trustee, and the Company will not do so on a voluntary basis or otherwise.

The Common Stock is the only class of securities registered or required to be registered under Section 12(g) of the Exchange Act, which registration will be terminated upon effectiveness of the First Form 15 on August 13, 2012. The Company has no class of securities registered under Section 12(b) of the Exchange Act and the Company has issued no class of equity or debt securities other than the Common Stock and the Warrant that is subject to the requirements of Section 13(a) or 15(d) of the Exchange Act. The Company has no other obligation to file reports under the Exchange Act.

The Company is current in all of its periodic and current reports required under the Exchange Act for the most recent three years and the portion of the current year through the date of this letter and will continue to file such reports, subject to receiving the relief requested in this letter, until the later of (i) the filing of the Second Form 15 to suspend the Company's reporting obligations under Section 15(d) and (ii) August 13, 2012, which is 90 days after the filing of the First Form 15 to terminate the registration of the Common Stock under Section 12(g).

Because, however, the Company had five effective registration statements that were updated during the current fiscal year pursuant to Securities Act Section 10(a)(3), the Company has a Section 15(d) reporting obligation for the remainder of the current fiscal year, absent the relief requested in this letter.

The Company has filed with the Commission the following registration statements on Form S-8 under the Securities Act:

Form S-8 (File No. 333-43462). Filed and effective on August 10, 2000 and amended on October 20, 2000 and December 31, 2002 to register 230,946 shares (as adjusted for Common Stock dividends) of the Common Stock issuable under the Company's 1998 Incentive Plan (the "1998 Plan").

Form S-8 (File No. 333-143165). Filed and effective on May 22, 2007 to register 420,000 shares (as adjusted for Common Stock dividends) of the Common Stock issuable under the Company's Employee Stock Purchase Plan.

Form S-8 (File No. 333-143166). Filed and effective on May 22, 2007 to register 110,250 shares (as adjusted for Common Stock dividends) of the Common Stock issuable under the Company's 2006 Incentive Stock Plan.

No shares have been issued and no options have been exercised under these registration statements during 2012. However, these registration statements were automatically updated for purposes of Section 10(a)(3) of the Securities Act through the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K") on March 30, 2012. On May 15, 2012, the Company filed with the Commission post-effective amendments to each of these registration statements to deregister all of the registered shares that remained unsold as of that date. Those post-effective amendments were effective as of the time of filing.

In addition, the Company has filed with the Commission the following registration statements on Form S-3 under the Securities Act:

Form S-3 (File No. 033-89602). Filed and effective on February 21, 1995 to register 486,203 shares (as adjusted for Common Stock splits and stock dividends) of the Common Stock issuable under the Company's Dividend Reinvestment and Stock Purchase Plan.

No shares have been issued under this registration statement during 2012. However, this registration statements was automatically updated for purposes of Section 10(a)(3) of the Securities Act through the filing of the 2011 Form 10-K. On May 15, 2012, the Company filed with the Commission a post-effective amendment to this registration statement which deregistered all of the registered shares that remained unsold as of that date. This post-effective amendment was effective as of the time of filing.

Form S-3 (File No. 333-157603). Filed on February 27, 2009 and effective on March 23, 2009 to register the Warrant and the underlying 263,542 shares of Common Stock for resale by selling securityholders.

The Warrant is currently held by Treasury. No securities have been resold pursuant to this registration statement. However, this registration statement was automatically updated for purposes of Section 10(a)(3) of the Securities Act through the filing of the 2011 Form 10-K. The Company believes that it no longer has a contractual obligation to the selling securityholders to maintain this registration statement's effectiveness or to register the resale of the Series A Preferred Stock, the Warrant or the shares of Common Stock underlying the Warrant. On May 15, 2012, the Company filed with the Commission a request to withdraw this registration statement pursuant to Rule 477 under the Securities Act. This withdrawal request was effective as of May 15, 2012.

Other than described above, the Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the current fiscal year.

Discussion

The JOBS Act was enacted on April 5, 2012. Among other things, the JOBS Act amended Sections 12(g) and 15(d) of the Exchange Act to increase the holders of record threshold for Section 12(g) deregistration and for the suspension of reporting under Section 15(d) for banks and bank holding companies from 300 to 1,200 persons.

WILLIAMS MULLEN

Pursuant to Section 12(g)(4) of the Exchange Act, as amended, a bank holding company is entitled to terminate its registration of a class of securities under Section 12(g) if the bank holding company files a Form 15 with the Commission certifying that such class of securities is held of record by less than 1,200 persons. The bank holding company's Section 12(g) registration will be terminated 90 days after it files the Form 15. Until that date of termination, the bank holding company is required to file all reports required by Exchange Act Sections 13(a), 14 and 16. As discussed above, the Company filed the First Form 15 on May 15, 2012 indicating that, as of that date, it had 745 common shareholders of record. The First Form 15 will be effective and the Section 12(g) registration of the Common Stock will be terminated on August 13, 2012.

Notwithstanding the termination of the registration of the Company's Common Stock as of August 13, 2012, in the absence of obtaining the relief sought by this letter, Section 15(d) and Rules 12h-3(b) and (c) under the Exchange Act would continue to require the Company to file Exchange Act reports for the remainder of the current fiscal year.

Section 15(d) of the Exchange Act, as amended, provides that a bank holding company can suspend its obligation to file reports under Section 15(d) with respect to a class of security that was sold pursuant to a Securities Act registration statement and that was held of record by less than 1,200 persons as of the first day of the current fiscal year. If during the current fiscal year, however, the bank holding company has a registration statement that becomes effective or is updated pursuant to Section 10(a)(3) of the Securities Act, then the bank holding company will have a Section 15(d) reporting obligation for the current fiscal year.

Similarly, Rule 12h-3(a) under the Exchange Act generally would allow an issuer to suspend its duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the most recent three years and the portion of the current year preceding the date of the Form 15. Rule 12h-3(c), however, provides that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. Further, as with Rule 12g-4, Rule 12h-3(b) has not yet been revised by the Commission to reflect the increased shareholder threshold from 300 to 1,200 persons. As a result, notwithstanding Rule 12h-3(c), the Company technically could not rely on Rule 12h-3(a) to immediately suspend its reporting obligations under Section 15(d). Considering the very recent enactment of the JOBS Act, however, the purpose of Rule 12h-3 and the Commission's prior treatment of similarly situated issuers are instructive in the current request.

The purpose of Section 15(d) and Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. In the proposing release for Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply," and that the Rule 12h-3(c) "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983).

The Company suggests that if the purpose of Rule 12h-3(c) is to provide the investing public complete information about the issuer's activities through the end of the year in which the issuer makes a public offering, requiring the Company to continue to report under the Exchange Act would not further that purpose since no sales occurred under the Company's effective registration statements during 2012.

In its proposing release, the Commission further acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." *Id.* Accordingly, the Staff has granted no-action relief in a range of similar circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with the reporting requirements under the Exchange Act. See, e.g., DT Sale Corp. (available November 14, 2011); Decorator Industries, Inc. (available March 23, 2011); CoSine Communications (available March 15, 2011); GrandSouth Bancorporation (available March 24, 2010); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009). More specifically, the Staff has previously found that the updating of registration statements pursuant to Section 10(a)(3) did not preclude an issuer, otherwise eligible under Rule 12h-3, from suspending reporting obligations under the Exchange Act. See, e.g., DT Sale Corp. (available November 14, 2011); Silverstar Holdings, Ltd. (available May 15, 2009); Questar Assessment, Inc. (available June 13, 2008). While the Company would not be otherwise eligible under Rule 12h-3 because it has not yet been amended as a result of the JOBS Act, the policy rationale underlying the Staff's history of no-action relief in similar circumstances is squarely on point with respect to the Company's request as set forth herein.

In determining to deregister its Common Stock under Sections 12(b) and 12(g) of the Exchange Act and suspend its duty to file periodic and current reports under Sections 13(a) and 15(d), the Company's Board of Directors concluded that the financial, legal and administrative burdens of continued registration and periodic reporting outweigh the benefits. The Company is a bank holding company with total assets under $400 million and market capitalization of approximately $1.9 million. While the Company reported net income of $291 thousand during the first quarter of 2012 and $778 thousand during 2011, the Company had reported net losses of $15.3 million, $9.2 million and $9.6 million during the fiscal years 2010, 2009 and 2008, respectively. During the past several years, the Company has made considerable efforts to reduce costs and increase regulatory capital. By suspending its reporting obligations, the Company will avoid significant costs, including costs arising from compliance with Exchange Act reporting requirements, associated filing costs and increased legal and accounting fees. These savings will directly benefit the Company's earnings and regulatory capital. In addition, the Company's management team will be able to refocus the considerable time and effort required to comply with reporting requirements to operating the business of the Company. In these circumstances, the costs associated with preparing and filing a Form 10-Q for the second quarter of 2012, when detailed tagging of the Company's notes to its financial statements will be required in eXtenisble Business Reporting Language ("XBRL"), and a Form 10-K for the year ending December 31, 2012, are unnecessary and excessively burdensome. Finally, as a bank holding company, the Company will remain highly regulated and subject to significant government oversight.

As of July 31, 2012, the Company had outstanding Options to purchase 10,887 shares of Common Stock, all of which are covered by the 1998 Plan. The Options are currently held by 15 current officers of the Company and one former officer of the Company.

Once the Company terminates its reporting status, Rule 701 of the Securities Act will permit the Company to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701. After the Company ceases to be a reporting company, the issuance of securities pursuant to the stock plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Company's stock plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the First Form 15 certification and receipt of no-action relief, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be deemed restricted securities under Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders, that shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., GrandSouth Bancorporation (available March 24, 2010); International Wire Group (available November 6, 2009).

In Intraop Medical Corporation (available May 12, 2010) and Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time, former employees of the issuer held options to acquire common stock of the issuer. *See also* Planet Technologies, Inc. (available February 7, 2008). Furthermore, the Company believes that holders of the Options will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in the Company's view that the effectiveness of the registration statements on Form S-3 (File Nos. 033-89602 and 333-157603) and Form S-8 (File Nos. 333-43462, 333-143165 and 333-143166), which were required to be updated pursuant to Section 10(a)(3) of the Securities Act during 2012, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder, in the current fiscal year.

The Company filed the First Form 15 to terminate the registration of its Common Stock under Section 12(g)(4) of the Exchange Act on May 15, 2012, which termination will be effective on August 13, 2012. If the Staff grants the relief sought by this letter, the Company intends to file the Second Form 15 to suspend its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company intends to cease filing reports under the Exchange Act upon the later of (i) the filing of the Second Form 15 to suspend the Company's reporting obligations under Section 15(d) and (ii) August 13, 2012, which is 90 days after the filing of the First Form 15 to terminate the registration of the Common Stock under Section 12(g).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

We note that, in the absence of the Company's ability to rely on Rule 12h-3 to exempt it from the reporting obligations of Section 15(d) of the Exchange Act (or similar exemptive relief), the Company would be required to file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012 by August 14, 2012. If the Company will be required to file this Form 10-Q, it will need to begin work immediately on the Form 10-Q, particularly in light of the new requirement of detailed tagging of the Company's notes to its financial statements in XBRL.

WILLIAMS MULLEN

Accordingly, any assistance that the Staff could provide in responding to this no-action request as early as possible would be greatly appreciated.

If the Staff has any questions concerning this request or requires additional information, please contact me at (804) 420-6929 or via email at ckemp@williamsmullen.com, or Lee Lester at (804) 420-6583 or via email at llester@williamsmullen.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Very truly yours,

Charles W. Kemp

cc: Herbert E. Marth, Jr., Central Virginia Bankshares, Inc.